Exhibit 12.1

Ratio of Earnings to Fixed Charges
Herbst Gaming, Inc.

HERBST GAMING, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands) (unaudited)

	2000		2001		2002		2003		2004

Net income(1)	$3,338		$1,060		$5,233		$8,209		$29,222

Add:
Interest expense	4,643		19,952		18,785		22,932		20,849
Interest component of rent expense	291		301		397		611		604
Earnings available for fixed charges	$8,272		$21,313		$24,415		$31,752		$50,675

Fixed Charges:
Interest expense	$4,643		$19,952		$18,785		$22,932		$20,849
Interest capitalized	3,408		—		—		—		—
Interest component of rent expense	291		301		397		611		604
Total fixed charges	$8,342		$20,253		$19,182		$23,543		$21,453

Ratio of earnings to fixed charges(2)	1.0	x	1.1	x	1.3	x	1.3	x	2.4	x

(1)   Does not include $13,024 of loss on early retirement of debt for the year ended December 31, 2001 and $37,991 of loss on early retirement of debt for the year ended December 31, 2004.

(2)   For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings before fixed charges and loss on early retirement of debt (other than capitalized interest). Fixed charges consist of interest expensed and capitalized.